

Mail Stop 3561

September 13, 2010

Via U.S. Mail

Mr. William N. Plamondon III, Chief Executive Officer
Ecologic Transportation, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, California 90401

> **Re:** **Ecologic Transportation, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 14, 2010**
> **File No. 333-139045**

Dear Mr. Plamondon:

We have reviewed your response letter dated August 19, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page F-1
Notes to the Financial Statements, page F-7
Note 5. Stockholders' (Deficit), page F-10

1. We note your response to our prior comment 2 and require further information. Your response to our prior comment indicates that $60,000 of the value assigned to the stock issued to Capital Group Communications was recorded as general and administrative expense in the statement of operations and $60,000 was recorded as a prepaid expense on the balance sheet since the services had not been rendered but payment had been made. Your response also indicates that the stock issued for web design and radio operations was valued at $450,000 with $148,750 recorded as a general and administrative expense in the statement of operations and $301,250 reflected as a "deferred expense" in additional paid in capital. Please tell us why the company believes it was appropriate to issue stock for such services and account for one such issuance as a prepaid expense and the other issuance as deferred expense in additional paid in capital. Your response should explain the basis or rational for the treatment used in each of these circumstances and include the authoritative accounting guidance that supports the basis for your conclusions. We may have further comment upon receipt of your response.

General

2. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                                          Sincerely,

                                          Linda Cvrkel
                                          Branch Chief